Exhibit 99.1

VIVOPOWER ANNOUNCES BINDING HEADS OF AGREEMENT TO MERGE TEMBO INTO NASDAQ LISTED CCTS AT AN INDICATIVE US$838M EQUITY VALUE

Tembo E-LV (“Tembo”), a subsidiary of VivoPower International PLC (“VivoPower”), will merge with CCTS (“Cactus Acquisition Corp. 1 Limited”), a NASDAQ-listed company

Tembo will be the surviving entity and upon closing, will change its name to Tembo Group

CCTS has $25m of cash on its balance sheet, as of its last quarterly filing

VivoPower shareholders on the final record date will receive 5 Tembo Group shares for each 1 VivoPower share held

Final Business Combination Agreement, an independent fairness opinion to be finalised by early May 2024 with the merger targeted for completion by August 2024

LONDON, April 2, 2024 (GLOBE NEWSWIRE) -- Tembo, a global leader in utility vehicle electrification (“Tembo”), and a subsidiary of VivoPower International PLC (NASDAQ: VVPR, “VivoPower”), today announced it has entered into a binding heads of agreement (“Agreement”) whereby it will exclusively negotiate to consummate a business combination agreement to merge with Cactus Acquisition Corp. 1 Limited (NASDAQ: CCTS, CCTSW, CCTSU, “CCTS”), a special purpose acquisition company (“SPAC”). Upon closing of a business combination, the combined company is expected to remain NASDAQ-listed under the name “Tembo Group”.

Key Terms of the Agreement

●

A business combination between CCTS and Tembo will be effected through the merger of CCTS with and into Tembo, with Tembo surviving the merger. Upon the closing of the acquisition, Tembo will change its name to “Tembo Group”.

●

CCTS will issue 83.8 million shares in exchange for Tembo shares at $10 per CCTS share. This corresponds to a pre-money indicative equity valuation of Tembo of $838 million.

Contemporaneously with the closing of the transactions contemplated by the BCA, VVPR will issue a dividend on a pro rata basis to VVPR stockholders as follows:

a.         An amount equal to ten percent (10%) of the aggregate Merger Consideration Shares (the “Tembo Dividend Shares”) to VivoPower shareholders as at a record date of 30 April 2024 (First Record Date); and

b.         An additional amount equal to another ten percent (10%) of the aggregate Tembo Dividend Shares to VivoPower shareholders who were registered on the record date of 30 April 2024 and still hold their VVPR shares as at 30 June 2024 (Second Record Date); and

c.         The Tembo Dividend Shares will be subject to a lock up period of 6 months post listing of Tembo Group.

A total of 16.76 million Tembo Dividend Shares, representing 20% of the 83.8 million shares, will be distributed to VVPR shareholders. VVPR shareholders will receive indicatively 5 Tembo Dividend Shares for each VVPR share they hold, assuming no further VVPR share issuance and warrants conversion prior to the First Record Date and Second Record Date.

●	The transaction is subject to final execution of a Business Combination Agreement. An independent fairness opinion will also be completed and filed together with the F-4.

●

All cash remaining in CCTS’s Trust account immediately after the closing of the business combination will be available to the surviving entity for working capital, growth, and other general corporate purposes.

●	The Business Combination Agreement incorporating a fairness opinion is expected to be completed in May 2024, whilst the transaction is targeted to close in August 2024.

Additional information about the proposed merger, including a copy of the merger agreement and other material documentation will be filed with the SEC and available at www.sec.gov. An S-4 registration statement will also be filed with the SEC, which will contain a proxy statement/prospectus in connection with the business combination.

Chardan Capital Markets LLC is acting as financial advisor to VivoPower and Tembo on this transaction.

About Cactus Acquisition Corp. 1 Limited

Cactus Acquisition Corp. 1 Limited is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. For more information, visit https://cactusac1.com

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners -globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy. Tembo is a subsidiary of the NASDAQ listed B Corporation, VivoPower International PLC.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Important Information About the Merger and Where to Find It

In connection with the proposed Merger, CCTS intends to file preliminary and definitive proxy statements with the SEC. The preliminary and definitive proxy statements and other relevant documents will be sent or given to the stockholders of CCTS as of the record date established for voting on the proposed Merger and will contain important information about the proposed Merger and related matters. Stockholders of CCTS and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with CCTS’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Merger because the proxy statement will contain important information about CCTS and the proposed Merger. When available, the definitive proxy statement will be mailed to CCTS’s stockholders as of a record date to be established for voting on the proposed Merger. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Cactus Acquisition Corp. 1 Ltd, 4B Cedar Brook Drive, Cranbury, NJ 08512, telephone: (609) 495-2222.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com